Darren K. DeStefano	VIA EDGAR
(703) 456-8034
ddestefano@cooley.com

April 3, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Ms. Mary Beth Breslin

Mr. Josh Samples

Mr. James Peklenk

Mr. Jim B. Rosenberg

Re:                             Biohaven Pharmaceutical Holding Company Ltd.

Confidential Draft Registration Statement on Form S-1

Submitted February 14, 2017

CIK No. 0001689813

Ladies and Gentlemen:

On behalf of our client, Biohaven Pharmaceutical Holding Company Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 15, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on February 14, 2017.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Prospectus Summary, page 1

Product Candidates, page 2

1.                                      We refer to your disclosures in the table on page 2 indicating, for instance, that your BHV-3500 is in the midst of a Phase 1 trial for the prevention of chronic migraine, that BHV-0223 is at the end of Phase 2 for the treatment of ALS, and that BHV-5000 is at the end of Phase 1 trials for two indications where Phase 1 trials have not yet commenced.

                                                Please revise the graphic on page 2 to show that you have completed preclinical studies for BHV-3500, that you have completed Phase 1 trials for BHV-0223 for the treatment of ALS, and that you have not yet commenced Phase 1 trials for BHV-5000. Please make similar changes to reflect the completed status of the product candidates’ trials here and in the graphic on page 109.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the graphic on pages 2 and 107 of the Amended DRS.

Our CGRP Receptor Antagonist Platform, page 2

2.                                      We note disclosure that rimegepant was observed to have “comprehensive efficacy on all four key migraine symptoms” and similar statements regarding safety and efficacy in the Summary and Business sections regarding your product candidates. Statements regarding efficacy and safety are determinations that only the FDA and foreign government equivalent regulations have the authority to make. Please revise your disclosure to eliminate any suggestion that your candidates have been or will ultimately be determined to be effective or to have demonstrated efficacy for purposes of granting marketing approval by the FDA or comparable agency.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended DRS to reflect that in its Phase 2 clinical trial, rimegepant showed statistically significant improvement as compared to placebo on the applicable endpoints.  The Company has made similar revisions with respect to disclosures concerning its other programs throughout the Amended DRS.

3.                                      Please briefly describe any serious adverse events observed during the clinical trials of rimegepant. Please provide similar disclosure regarding your clinical trial disclosure for trigriluzole, BHV-0223 and BHV-5000 on pages 3-5. Please provide corresponding disclosure throughout the prospectus, where appropriate, including on page 115.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on page 118 of the Amended DRS to describe the serious adverse events observed during the clinical trials of its product candidates, none of which were deemed to be treatment-related.  Inasmuch as no serious adverse events observed in the clinical trials of the Company’s product candidates have been deemed treatment-

related, the Company has not included such disclosure in the summary section of the prospectus.

Our Glutamate Modulation Platform, page 3

4.                                      We note your disclosure that you began a Phase 2/3 clinical trial of trigriluzole in December 2016 and that you plan to commence a Phase 2/3 clinical trial of BHV-5000 in 2018. Please disclose the requirements for a clinical trial to be considered a Phase 2/3 and tell us whether the FDA has given you any assurance or guidance as to whether you can file an NDA if the endpoints of these trials are met.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 105, 152 and 153 of the Amended DRS. In addition, the Company supplementally advises the Staff that with respect to its planned Phase 2/3 clinical trial of BHV-5000, the Company has not yet had a conversation with the FDA regarding any guidance as to whether it can file an NDA if the endpoint of this trial is met.  With respect to the Company’s Phase 2/3 clinical trial of trigriluzole, the Company has added disclosure on pages 22-23 and 129 of the Amended DRS.

Implications of Being an Emerging Growth Company, page 8

5.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 5:

In response to the Staff’s comment, the Company advises the Staff that it has commenced “testing the waters” meetings with potential investors. Accordingly, the Company is supplementally providing to the Staff a copy of the presentation that the Company has used in these meetings with qualified institutional buyers and institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Use of Proceeds, page 75

6.                                      With respect to each of the indicated uses, please clarify whether you expect the allocated proceeds will be sufficient to complete the indicated trial, study or activity. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the Amended DRS.

7.                                      With respect to the proceeds that will be used to repay indebtedness and notes payable to related parties, please provide disclosure required by Instruction 4 to Item 504 of Regulation S-K. Please also identify the related parties you will repay or who are guarantors of the debt that is being repaid with the offering proceeds.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Fair Value of Stock-Based Compensation, page 100

8.                                      Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 8:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business

The Potential Benefits of Rimegepant Compared to Other Treatments, page 114

9.                                      Please disclose your basis for choosing the comparator migraine treatments used in the table. Additionally, given the subjectivity associated with the “Cost of Goods” factor, please revise the table to add approximate dollar figures for each treatment assessed.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised its disclosure on page 112 and 113 of the Amended DRS to disclose the basis for choosing the comparator migraine treatments used in the table and to delete the row in the table that refers to “Cost of Goods.”

License Agreements, page 146

10.                               Where you disclose that an agreement will terminate upon the last-to-expire patent or the expiration of the royalty term of the agreement, please revise to clarify when these terms are expected to expire.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised its disclosure on pages 146, 147, 149, 150 and 151 of the Amended DRS.

General

11.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response to Comment 11:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any graphic, visual, or photographic information in the printed prospectus, other than the Company’s logo, which appears on the cover page of the Amended DRS, and the other graphics that are presently included in the Amended DRS.  If, following the date of this letter, the Company determines to include additional graphic, visual or photographic information in the printed prospectus, it will provide proofs to the Staff prior to its use.

*   *   *   *

Please fax any additional comment letters concerning the Amended DRS to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:                                Vlad Coric, M.D., Biohaven Pharmaceutical Holding Company Ltd.

Brian F. Leaf, Cooley LLP

Patrick O’Brien, Ropes & Gray LLP